UNITED STATES
         SECURITIES AND EXCHANGE COMMISSION
               Washington, D.C.  20549



                    SCHEDULE 13G

      Under the Securities Exchange Act of 1934
             (Amendment No.          )*


  Specialized Health Products International, Inc.
  -------------------------------------------------
                  (Name of Issuer)

                    Common Stock
           ------------------------------
           (Title of Class of Securities)

                      84746110
                ---------------------
                   (CUSIP Number)

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item
1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                     13G

1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Brad C. Robinson
     ###-##-####

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a)
          (b)

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States



      NUMBER OF        5   SOLE VOTING POWER
       SHARES              630,219
    BENEFICIALLY
      OWNED BY         6   SHARED VOTING POWER
       EACH
     REPORTING
      PERSON           7   SOLE DISPOSITIVE POWER
       WITH                630,219

                        8   SHARED DISPOSITIVE POWER


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     630,219

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES*

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     7.1%

12   TYPE OF REPORTING PERSON*

     IN


Item 1.

(a)  Name of Issuer:
     Specialized Health Products International, Inc.
(b)  Address of Issuer's Principal Executive Offices:
     655 East Medical Drive, Bountiful, Utah  84010

Item 2.

(a)  Name of Filing Person: Brad C. Robinson
(b)  Address of Principal Business Office or, if None,
     Residence:
     2453 S. Wood Hollow Way,
     North Salt Lake, Utah 84054
(c)  Citizenship:  United States of America
(d)  Title of Class of Securities: Common Stock
(e)  CUSIP No.: 847461100

Item 3.

If This Statement Is Filed Pursuant to Rules 13d-1(b), or 13d-2(b), Check whether the Person Filing is a:
Not applicable

Item 4.

(a)  Amount Beneficially Owned:         630,219 shares
(b)  Percent of Class:                  7.1%
(c)  Number of Shares to Which Such Person Has:
     (i)       Sole Voting Power of 630,219 shares
     (ii)      Not applicable
     (iii)     Sole power to dispose or to direct the
               disposition of 630,219 shares
     (iv)      Not applicable

Item 5.

Ownership of Five Percent or less of a Class: Not applicable

Item 6.

Ownership of More Than Five Percent on Behalf of
Another Person: Not applicable

Item 7.

Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the
Parent Holding Company:
     Not applicable

Item 8.

Identification and Classification of Members of the
Group: Not applicable.

Item 9.
Notice of Dissolution of Group: Note applicable.

Item 10.

     Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                          SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    2/13/96
                           ------------------------
                                      Date

                           /s/ Bradley C. Robinson
                           ------------------------
                                   Signature

                            Brad C. Robinson, V.P.
                           ------------------------
                                   Name/Title